Filed by Iron Spark I Inc.

pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934,

as amended

Subject Company: Iron Spark I Inc. (SEC File No.: 001-40467)

Date: April 8, 2022

Link available at: Hypebeast founder details SPAC merger, e-commerce, and ‘driving culture forward’ (yahoo.com)

Hypebeast founder details SPAC merger, e-commerce, and ‘driving culture forward’

Thu, April 7, 2022, 10:25 PM

In this article:

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Hypebeast CEO Kevin Ma and Iron Spark Chairperson Amy Butte join Yahoo Finance Live to discuss Hypebeast going public via SPAC merger with Iron Shark and the outlook for e-commerce.

Video Transcript

[MUSIC PLAYING]

- Hypebeast said this week it will merge with SPAC Iron Spark I, valuing the lifestyle and e-commerce platform at more than $530 million. Combination will see the company be dual listed on the NASDAQ and Hong Kong when the merger is completed sometime in the third quarter. Hypebeast was founded in 2005 and is seen as the go-to source for lifestyle content. Company's most notable backers include Tom Brady, Naomi Osaka, and Tony Hawk.

Joining us now is Hypebeast Founder and CEO Kevin Ma and Iron Spark I Chair Amy Butte. Good morning to you both. Kevin, let me start with you here. Longtime reader of Hypebeast, I remember when it launched. But how has it evolved? What component of the business is, in fact, I guess, ad sales and what component is e-commerce now?

KEVIN MA: It's pretty split, you know. I would say 30% of our business is from our media business, our editorial advertising business. We also have an award-winning agency, and that takes up around 40% of our business. And e-commerce makes up approximately 30% as well.

- Amy, curious on why you chose Hypebeast as your target.

AMY BUTTE: Well, it's-- look, we were looking for a company that, we like to say, was hidden in plain sight. And what better than a cultural icon like Hypebeast? Kevin is an incredible leader and visionary. The company knows how to be public. It's produced 30% plus compound annual growth on top line. Its EBITDA positive. And this is really about investing in growth, bringing the best of what Iron Spark offers and Hypebeast to accelerate growth, not just globally but also here in the US.

- Kevin, it's Julie here. You know, as Amy alluded to, you guys are EBITDA positive. I believe you had a net profit last year also. And I'm curious why you got-- you don't feel like the typical SPAC to-- I think to me, or to us. And I'm curious why you decided to go that route.

KEVIN MA: Yeah, like you said, you know, we have a history of profitability. And we've maintained financial discipline throughout this year, throughout the years. You know, I think the reason it's-- first reason is really to get closer to our US audience. Our US market is one of our biggest markets. You know, we really want to get closer to the retail investors and institutional investors who never really had a chance to invest into Hypebeast easily before. So you know, listing in the US makes a lot of sense for us.

And in addition, I think partnering up with Iron Spark is also amazing, because they come with a diverse set of skill sets. I think they can help us go to the next level. We have Josh Spear, who's the CEO Founder of Iron Spark. He has a proven eye for discovering companies before they're big. We have Amy Butte here. She's the former CFO of the New York Stock Exchange. And Trevor Edwards. He is the former president of Nike for over 25 years. So I believe this wealth of experience will really help us grow further.

- Kevin, as part of that going to the next level process, what do you envision for your platform? We've seen reports that you're going to be going into more direct battle with StockX and selling more things online. How do you think about it?

KEVIN MA: Yeah, I think recommerce is really important. You know, our mission is really going to be the same as before. For the most part, we're going to be driving culture forward, you know, really building something that myself and our team is going to find useful and educational. We not only want to expand in the US, but globally in new regions.

We're going to invest into talent, technology, building our community, and really create a connected ecosystem where our loyal users can really learn, shop, and interact with each other. And recommerce is part of that, including newer initiatives such as Web3. You know, we sold our first NFT last year, and we're working with different clients in the crypto space already. So we have plans to do something big there.

AMY BUTTE: One of my favorite parts about Kevin is how humble he is. There are 26 million social media followers of Hypebeast. And there's so much opportunity to leverage in a luxury apparel market with a $1.6 trillion TAM. So raising these funds is really about accelerating, if you will, the brand of Hypebeast and the reach of Hypebeast.

- And on that point, Kevin, you know, it's interesting to me. And maybe I'm just, you know, a Gen Xer and I see things differently. But it's really interesting to me, that marriage of content and e-commerce, right. And it's interesting 'cause there doesn't seem to be the sort of conflict or tension between those two that there used to be, right. That there's sort of this seamlessness. How do you think about that changing cultural moment where, like, it's OK to be a hypebeast I guess-- it's OK to sell your stuff at the same time that you're commenting on it?

KEVIN MA: Well, you know, I first started the business back in 2005 because I was a fan of the sneaker culture. You know, I was lining up for sneakers. I was finding information online about sneakers, trying to cop the most coveted and limited edition sneakers. So from that I founded Hypebeast. Because there was such a wealth of information out there, and nobody was sharing it. So I started sharing it. So that's how Hypebeast started.

So, you know, product was always from the day one. You know, we never had a problem talking about product. We're very inspired by product design, sneaker design, fashion design, luxury goods as well, and also, you know, arts as well. You know, it's all beautiful things in the world that people can be inspired by.

- And obviously you inspired Amy and the folks at Iron Spark. And I want to ask another SPAC question to you, Amy, which is-- obviously there's been a change in the SPAC regulations that the SEC has put forward. Did you guys have to change at all sort of the process you were going through as a result of that? Did that make things more challenging?

AMY BUTTE: Look, we were-- I'd like to say we're ahead of the curve. When we went public last June, we said we wanted to be a different type of SPAC, or SPAC 2.0. You know, we're operator-oriented. As Kevin said, we come to the table with a lot of operating experience. We're a smaller size, no warrants, which makes us less dilutive to founders and to investors. We were the first ever to pay dividends.

We're not coming to the market with a company that has no revenue. There's a tremendous track record of revenue growth and earnings. So a lot of what the SEC was talking about were things that we think needed to be changed in the SPAC market anyway. I believe that there is a space for SPACs in our US capital markets, and I also believe that evolution is the right way to go.

- Kevin, lastly, as someone so plugged in to fashion, settle this debate for me and Julie. Are mom shorts back in this season? Why or why not?

KEVIN MA: Uh, I don't even know what mom shorts are, actually.

- [LAUGHTER]

AMY BUTTE: I would say no. I would say no. [LAUGHS]

- Me too. How about this Kevin. What is your favorite pair of sneakers that you own right now then?

KEVIN MA: Oh, there are so many. You know, I can't really point out one. You know, I used to have so many sneakers. And I'm actually cutting down on sneakers, because my closet is just too full, so. But you know, Hypebeast is not only about sneakers. You know, we're about art and cars and watches. So my interests are pretty wide and varied right now.

- Well, we look forward to following your journey as a public company. Hypebeast Founder and CEO Kevin Ma and Iron Spark I chair Amy Butte. Good to see you guys. We'll see we'll talk to you soon.

Important Additional Information Regarding the Transaction Will Be Filed With the SEC

In connection with the proposed business combination, Hypebeast intends to file with the SEC a registration statement on Form F-4 containing a preliminary proxy statement and a preliminary prospectus of Iron Spark, and after the registration statement is declared effective, Iron Spark will mail a definitive proxy statement/prospectus/consent solicitation statement relating to the proposed business combination to its stockholders and Hypebeast’ shareholders. This communication does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. Iron Spark’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus/consent solicitation statement and the amendments thereto and the definitive proxy statement/prospectus/consent solicitation statement and other documents filed in connection with the proposed business combination, as these materials will contain important information about Hypebeast, Iron Spark and the proposed business combination. When available, the definitive proxy statement/prospectus/consent solicitation statement and other relevant materials for the proposed business combination will be mailed to stockholders of Iron Spark as of a record date to be established for voting on the proposed business combination. Such stockholders will also be able to obtain copies of the preliminary proxy statement/prospectus/consent solicitation statement, the definitive proxy statement/prospectus/consent solicitation statement and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to Iron Spark I Inc., 125 N Cache St Jackson, Wyoming 83001, Attention: Olivia Defechereux Dejah.

Participants in the Solicitation

Iron Spark and Hypebeast and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Iron Spark’s stockholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Iron Spark’s stockholders in connection with the proposed business combination will be set forth in Hypebeast’s registration statement on Form F-4, including a proxy statement/prospectus/consent solicitation statement, when it is filed with the SEC. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed transaction of Iron Spark’s directors and officers in Iron Spark’s filings with the SEC and such information will also be in the Registration Statement to be filed with the SEC by Hypebeast, which will include the proxy statement / prospectus/consent solicitation statement of Iron Spark for the proposed transaction.

Forward Looking Statements

This communication may contain forward-looking statements within the meaning of section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), and section 21E of the U.S. Securities Exchange Act of 1934 (“Exchange Act”) that are based on beliefs and assumptions and on information currently available to Iron Spark and Hypebeast. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including projections of market opportunity and market share, the capability of Hypebeast’s business plans including its plans to expand, the sources and uses of cash from the proposed transaction, the anticipated enterprise value of the combined company following the consummation of the proposed transaction, any benefits of Hypebeast’s partnerships, strategies or plans as they relate to the proposed transaction, anticipated benefits of the proposed transaction and expectations related to the terms and timing of the proposed transaction are also forward looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. Although each of Iron Spark and Hypebeast believes that it has a reasonable basis for each forward-looking statement contained in this communication, each of Iron Spark and Hypebeast caution you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, there will be risks and uncertainties described in the proxy statement/prospectus on Form F-4 relating to the proposed transaction, which is expected to be filed by Hypebeast with the SEC and other documents filed by Iron Spark or Hypebeast from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Neither Iron Spark nor Hypebeast can assure you that the forward-looking statements in this communication will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including, among others, the ability to complete the business combination due to the failure to obtain approval from Iron Spark’s stockholders or satisfy other closing conditions in the business combination agreement, the occurrence of any event that could give rise to the termination of the business combination agreement, the ability to recognize the anticipated benefits of the business combination, the amount of redemption requests made by Iron Spark’s public stockholders, costs related to the transaction, the impact of the global COVID-19 pandemic, the risk that the transaction disrupts current plans and operations as a result of the announcement and consummation of the transaction, the outcome of any potential litigation, government or regulatory proceedings and other risks and uncertainties, including those to be included under the heading “Risk Factors” in the final prospectus for Iron Spark’s initial public offering filed with the SEC on June 10, 2021 and in its subsequent quarterly reports on Form 10-Q and other filings with the SEC. There may be additional risks that neither Iron Spark or Hypebeast presently know or that Iron Spark and Hypebeast currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by Iron Spark, Hypebeast, their respective directors, officers or employees or any other person that Iron Spark and Hypebeast will achieve their objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent the views of Iron Spark and Hypebeast as of the date of this communication. Subsequent events and developments may cause those views to change. However, while Iron Spark and Hypebeast may update these forward-looking statements in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of Iron Spark or Hypebeast as of any date subsequent to the date of this communication.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and does not constitute an offer to sell or a solicitation of an offer to buy any securities of Iron Spark or Hypebeast, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.